UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 21, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A news release dated 01 October 2015 entitled ‘MALALA YOUSAFZAI, VINT CERF, MUHTAR KENT, SIR MARTIN SORRELL AND PAUL POLMAN TO TEACH LESSONS BY VIDEO CALL TO YOUNG PEOPLE IN REFUGEE CAMPS’

2.             A news release dated 16 October 2015 entitled ‘VODAFONE TO EXPAND PARTNER MARKET AGREEMENT WITH MTS INCLUDING THE LAUNCH OF ITS BRAND IN UKRAINE’

3.   A news release dated 20 October 2015 entitled ‘VODAFONE UK CALLS FOR ACCESS TO 1,000 NEW SITES IN LONDON AS IT RECORDS ITS BEST EVER PERFORMANCE IN THE CAPITAL’

4.             A Stock Exchange Announcement dated 01 October 2015 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

5.             A Stock Exchange Announcement dated 14 October 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

6.             A news release dated 06 November 2015 entitled ‘VODAFONE AND GLOBACOM LIMITED ANNOUNCE PARTNERSHIP AGREEMENT’

7.             A news release dated 16 November 2015 entitled ‘MASTERCARD CARDHOLDERS CAN NOW USE VODAFONE WALLET TO PAY CONTACTLESSLY’

8.             A Stock Exchange Announcement dated 02 November 2015 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

9.             A Stock Exchange Announcement dated 11 November 2015 entitled ‘PUBLICATION OF SUPPLEMENTARY PROSPECTUS’

10.      A Stock Exchange Announcement dated 13 November 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

11.      A Stock Exchange Announcement dated 16 November 2015 entitled ‘PUBLICATION OF FINAL TERMS’

12.      A Stock Exchange Announcement dated 16 November 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

13.      A Stock Exchange Announcement dated 20 November 2015 entitled ‘PUBLICATION OF FINAL TERMS’

14.      A Stock Exchange Announcement dated 23 November 2015 entitled ‘PUBLICATION OF FINAL TERMS’

15.      A news release dated 02 December 2015 entitled ‘VODAFONE AND SWISSCOM EXTEND STRATEGIC PARTNERSHIP AGREEMENT’

16.      A news release dated 02 December 2015 entitled ‘VODAFONE GROUP EXPANDS GIGABIT FIBRE-TO-THE-HOME NETWORKS ACROSS EUROPE’

17.      A news release dated 07 December 2015 entitled ‘VODAFONE LAUNCHES M-PESA IN GHANA’

18.      A news release dated 10 December 2015 entitled ‘VODAFONE NETHERLANDS SUES KPN FOR ANTI-COMPETITIVE BEHAVIOUR’

19.      A Stock Exchange Announcement dated 01 December 2015 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

20.      A Stock Exchange Announcement dated 14 December 2015 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

21.      A Stock Exchange Announcement dated 21 December 2015 entitled ‘DIRECTOR DECLARATION’

1 October 2015

Malala Yousafzai, Vint Cerf, Muhtar Kent, Sir Martin Sorrell and Paul Polman to teach lessons by video call to young people in refugee camps

•                  Vodafone Foundation and UNHCR project begins this week with WPP CEO Sir Martin Sorrell, Unilever CEO Paul Polman, Huawei chairwoman Madam Sun Yafang and Jonah Capital Chairman Sir Samuel Jonah

•                  Project is part of Vodafone Foundation’s wider Instant Network Schools programme, which provides tablet-based teaching in refugee camps in Africa

•                  News follows launch of United Nations campaign this week to make internet access universal by 2020

Malala Yousafzai, student, Nobel Peace Prize Laureate and Malala Fund co-founder, Unilever CEO Paul Polman and The Coca-Cola Company Chairman and CEO Muhtar Kent are among those who will give interactive lessons by video call to young people living in the Dadaab refugee settlement in northern Kenya, as part of an education initiative from the Vodafone Foundation and the United Nations Refugee Agency (UNHCR).

The average amount of time a young refugee is displaced from his or her home is 17 years, according to UNHCR. Many young people are born and raised in the closed environment of camp with minimal contact with the outside world, and little or no access to quality education.

‘Leadership Lessons’, part of the Vodafone Foundation and UNHCR’s Instant Network Schools programme, will provide young people, aged between 13 and 27, with access to inspirational speakers and experts from different backgrounds, who will discuss their personal stories, share their knowledge and answer questions on their areas of expertise.

The programme will see Yousafzai share her life story and discuss the importance of education with girls living in the Dadaab refugee camp, while business leaders such as Sir Martin Sorrell, Muhtar Kent, Paul Polman and Chairman Executive Board and CEO of HEINEKEN N.V Jean-François van Boxmeer will each give interactive tutorials to students, including those studying business studies. Other experts who will give lessons include artist Lisa Milroy and American internet pioneer Vint Cerf.

The Leadership Lessons initiative is part of the Vodafone Foundation Instant Network Schools programme which, working alongside UNHCR’s Education and Innovation units, provides tablet-based teaching in schools in refugee camps.

Vodafone is bringing connectivity to large parts of Africa and the Vodafone Foundation seeks to mobilise schools which work in refugee camps within Vodafone’s markets, bringing critical educational resources to the people who need them most. In 2014, the Instant Network Schools programme introduced tablet-based teaching to around 18,000 pupils at schools in the Dadaab refugee settlement. Safaricom, Vodafone’s affiliate in Kenya, provides connectivity to enable both tablet-based learning and the Leadership Lessons in Dadaab.

To help deliver this ambitious programme, in March 2015 the Vodafone Foundation announced the creation of the Instant Classroom ‘digital school in a box’, a portable case containing equipment to enable tablet-based teaching in schools where electricity and internet connectivity are unreliable or non-existent. This is being deployed in partnership with UNHCR’s Innovation and Education units to 12 schools in refugee settlements in Kenya, Tanzania and the Democratic Republic of Congo.

Over the next two years, the Vodafone Foundation Instant Network Schools programme will be extended to support additional schools in refugee camps in Kenya, Tanzania and the Democratic Republic of the Congo, benefitting at least 62,000 children and young people by the end of 2016. There are currently 18 schools in refugee camps, including 13 in Dadaab, two in Kakuma in Kenya, two in Ajuong Thok in South Sudan and one in Goma in the Democratic Republic of the Congo.

Last weekend, senior business leaders and celebrities launched a United Nations campaign to make internet access universal by 2020. The 193 UN nations formally adopted a set of 17 Sustainable Development Goals to end poverty, combat inequality and climate change over the next 15 years.  The connectivity campaign calls for governments, businesses and innovators to bring the internet to those four billion people who currently do not have access.

Vodafone Group Chief Executive Vittorio Colao said: “Leadership Lessons are about connecting young people living in some of the toughest environments — often with no access or exposure to life outside of the camps - with inspiring people from around the world. We want to give the students hope and provide inspiration and knowledge by using our technology and expertise to connect them with a variety of world leaders. I gave a Leadership Lesson to students living in Dadaab from my London office and was impressed by the students’ determination to learn and succeed.”

For further information:

Vodafone Group Media Relations:

www.vodafone.com/media/contact

Note to editors

Pictures of Vodafone Foundation Instant Classroom can be downloaded here:

https://www.flickr.com/x/t/0093009/gp/vodafonegroup/dpgww9/

A short film which shows the Instant Classroom equipment being set up can be viewed here;

http://youtu.be/DVnoXyBsJI8

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets. As of 30 June 2015, Vodafone had 449 million mobile customers and 12 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Vodafone Foundation

The Vodafone Foundation’s Mobile for Good programme combines Vodafone’s charitable giving and technology to make a difference in the world. Globally, the Vodafone Foundation supports projects that are focused on delivering public benefit through the use of mobile technology across the areas of health, education and disaster relief. The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. The Vodafone Foundation is a UK registered charity, registered charity number 10989625.

About UNHCR and UNHCR Innovation

The Office of the United Nations High Commissioner for Refugees was established on December 14, 1950 by the United Nations General Assembly. The agency is mandated to lead and co-ordinate international action to protect refugees and resolve refugee problems worldwide. Its primary purpose is to safeguard the rights and well-being of refugees. It strives to ensure that everyone can exercise the right to seek asylum and find safe refuge in another State, with the option to return home voluntarily, integrate locally or to resettle in a third country. Providing access to quality education is a core component of UNHCR’s protection mandate.

UNHCR Innovation is a multi-departmental section established within UNHCR to work collaboratively with refugees, academia, and the private sector to creatively address challenges faced by uprooted or stateless people worldwide. UNHCR Innovation aims to empower staff to work together with refugee communities to design innovative solutions to the challenges they face. For more information, please visit: http://innovation.unhcr.org

16 October 2015

VODAFONE TO EXPAND PARTNER MARKET AGREEMENT WITH MTS

INCLUDING THE LAUNCH OF ITS BRAND IN UKRAINE

Vodafone and MTS have agreed to extend their strategic partner market agreement and expand the scope of it in Ukraine, signifying a deeper relationship between the two companies in the country.  Under the new, non-equity partnership, the companies will roll out 3G and develop a number of new services in the market using the Vodafone brand in Ukraine.

Both companies have been working together since the original partner market agreement was signed in 2008. Under this agreement, MTS has gained exclusive access to a range of products, services and devices from Vodafone for both consumer and corporate markets. It has also helped MTS leverage Vodafone’s expertise in marketing and deployment of new technologies.  The new agreement builds on and develops this long-standing partnership.

Headquartered in Kyiv, MTS Ukraine has more than 20 million customers and 3,800 employees.

The launch of 3G services under the Vodafone brand in Ukraine will commence in the coming months and will include the transition of MTS’s retail outlets and the majority of its dealerships.  The Vodafone brand will not be used in territories currently not under the direct control of the Ukrainian government.

Under this new strategic partnership, Vodafone will introduce a number of its services to the Ukrainian market which have proved extremely popular in Europe, including bundled offers, competitive long-distance international calls and worry-free roaming when abroad.

Ukrainian customers will also benefit from Vodafone’s extensive 3G experience when it launches the new technology in the coming months.  Vodafone, which has already rolled out 3G in 26 countries, will advise on network operation, network optimisation and the introduction of high quality 3G services, including music and games applications for consumers.

Vodafone’s global 3G expertise will help expand access to the internet for Ukrainian consumers and businesses alike, giving a boost to the internet economy and helping to drive the next stage in the development of Ukraine’s telecommunications market.

Vodafone Partner Markets Chief Executive Stefano Gastaut said: “The new, enhanced agreement with MTS enables us to bring the best of Vodafone’s products and services to the people of Ukraine.  MTS Ukraine is building a high quality 3G network, which means Vodafone will launch in a strong position in the market.  Our deeper co-operation in the business — signified by the introduction of the Vodafone brand — will bring additional benefits to consumers and businesses as we focus on a successful launch of 3G data services and greater adoption of the mobile internet.”

MTS Ukraine General Director Oleg Prozhyvalsky said: “Undoubtedly, the launch of the Vodafone brand in Ukraine is the most significant event in the market over recent years.  Ukrainian customers will be able to get access to a wide range of 3G services already available in Europe and other Vodafone countries.  The implementation of the company’s unique global technological and marketing expertise in Ukraine will have a positive impact for consumers, enterprises and the economy.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

MTS Group

Media relations pr@mts.ru +7 (495) 766-00-25	Investor Relations ir@mts.ru +7 (495) 223 2025

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more, and fixed broadband operations in 17 markets.  As of 30 June 2015, Vodafone had 449 million mobile customers and 12 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 35 companies in 55 countries.

About MTS Group

Mobile TeleSystems PJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers.  The Group operates in Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’s Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS Group can be found at www.mtsgsm.com

About MTS Ukraine

MTS Ukraine is one of the largest wireless providers in Ukraine. Its network covers 98% of the territory of Ukraine and 99% of its population.  MTS Ukraine provides mobile services using the GSM-900/1800 and CDMA-450 standards, as well as fixed-line services, to 20.25 million subscribers. For more information, please visit: www.mts.ua.

20 October 2015

VODAFONE UK CALLS FOR ACCESS TO 1,000 NEW SITES IN LONDON

AS IT RECORDS ITS BEST EVER PERFORMANCE IN THE CAPITAL

Vodafone UK today called on local councils to help make London’s digital network infrastructure world-beating as new, independent research shows that the company achieved the highest test score among all operators for voice and data mobile communications performance across the capital.

Vodafone would like access to at least 1,000 more sites in London to meet the soaring demand for high-speed mobile data, with usage growth of 76% in the last year, by installing new ultra-fast fibre optic links as well as the latest 4G antennas using Vodafone’s superior low-frequency radio spectrum. According to Vodafone research, London has only 2.5 mobile phone antennas per kilometre - which are largely installed on the roof of buildings - compared to Madrid, which has 6.3 per kilometre.

Vodafone is already spending around £200 million in London over 2014 and 2015 and has provided 99% 4G population coverage. It would now like to make further improvements to ensure long-term capacity requirements are met for customers and visitors but it is hampered by outdated planning laws and obstructions to gaining access to key sites such as council offices and libraries.

Vodafone UK’s chief technology officer, Jorge Fernandes, said: “Londoners are the UK’s biggest consumers of mobile data with around 90 terabytes used every day which is equal to streaming nearly 23 million average length songs.  Today, we call on local councils to open their roof-tops to allow us to make London’s digital network infrastructure world-class. We are committed to the largest ever investment in London in our 30-year history and we need their help. We want to further extend our coverage indoors and out as well as ensure ample capacity to support London for the next twenty years.”

In the last year alone, Vodafone has conducted thousands of site searches, and built and upgraded around 460 sites with 4G in key locations, including the Shard and other landmark buildings, major train stations, shopping centres and sporting stadia.

Vodafone’s network investment to date is already benefitting customers in the city, a fact endorsed by the latest results from P3 - a leading independent technology consultancy. In addition to blanket 4G outdoor coverage, Vodafone has introduced High Definition (HD) Voice, WiFi Calling technology and installed 4G+ technology in more than 120 of the busiest areas in London.

Vodafone is also developing new ways to extend the depth and reach of the network such as deploying the latest small ‘pico’ cells — a miniature mobile base station — in bus stops, lamp-posts, billboards and chimneys. In addition, Vodafone has also modernised and refitted nearly 75 of its own stores with the latest technology, recently announced new concessions in Harrods and John Lewis and introduced a mobile payment system, called Vodafone SmartPass, on London transport services.

London Snapshot

•                  First mast installed in Kingston-upon-Thames.

•                  99% 4G London population coverage; 85% indoor 4G coverage and nearly 60% deep indoor (heart of the building) 4G coverage.

•                  Data traffic in London is 25% of all UK network traffic. More than 60% 4G data is in London.

•                  There was a spike in data usage for the General Election results.

•                  Total data traffic for September was equivalent to streaming 3.5 million films continuously.

Vodafone taxis and signal cars

•                  Vodafone pioneered network drive-by testing and has equipped Vodafone-branded London taxis with the latest testing gear to complement its own fleet of network ‘signal cars’.

•                  On average, one ‘signal car’ alone in London conducts the following tests:

•             Uploads around 5.5 million x 1MB file attachments every year which is a standard email attachment file size for example (European measurement standard);

•             Downloads more than 2.5 million 3MB attachments every year, which is a standard file downloaded from iTunes — they have a great music back catalogue.

•             And views more than 250,000 30-second videos and looks at more than half a million web pages.

•             Makes around 400,000 voice calls.

- ends -

For further information:

Vodafone UK Media Relations

Telephone: 01635 666777

http://mediacentre.vodafone.co.uk/

NOTES TO EDITORS

•                  *based on the average song size being 4MB, average non HD film being 700MB and average data consumption for one hour of browsing as 10-25MB data as collated by http://www.broadbandchoices.co.uk/guides/broadband/guide-to-internet-data-usage

•                  Vodafone has expanded its ultrafast 4G coverage to 661 larger cities, towns and districts as well as thousands of smaller communities across the UK.  For more information on our 4G coverage visit www.vodafone.co.uk/4g.

•                  Customers can check Vodafone’s current and planned coverage at http://www.vodafone.co.uk/our-network-and-coverage/uk-coverage-map/index.htm

•                  Coverage predictions are based on an assumption that Vodafone can obtain planning permission to build sites, access to land or buildings to place equipment and backhaul to connect sites.

•                  Vodafone 4G is typically 3.6 times faster than our 3G. Speeds vary and depend on coverage and demand. For more information visit www.vodafone.co.uk/4g (Ookla 2015)

•                  4G devices are available for review on request.

RNS: 9987A

01 October 2015

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 September 2015:

Vodafone’s issued share capital consists of 28,813,357,278 ordinary shares of US$0.20 20/21 of which 2,261,724,686 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,551,632,592.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS: 2992C

14 October 2015

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

Number of Ordinary Share of US$0.20 20/21 in the capital of Vodafone Group Plc
Acquisition of Ordinary Shares
Paolo Bertoluzzo(1)	280,014
Aldo Bisio(1)	87,504
Nick Jeffery(2)	120
Matthew Kirk(2)	120
Ronald Schellekens(2)	120
Robert Shuter(1)	44,094
Serpil Timuray(1)	83,165

(1) An interest in Ordinary Shares of US$0.20 20/21 each was acquired in the Company, at the price of 209.21 pence per share on 13 October 2015 pursuant to the Trading Plans entered into by each of the PDMRs on or prior to 30 September 2015.  These shares will be held for the purpose of co-investment.

(2) An interest in Ordinary Shares of US$0.20 20/21 each was acquired in the Company, at the price of 210.50 pence per share on 12 October 2015 in connection with the Vodafone Share Incentive Plan:

The Company was notified of these changes on 13 October 2015.

END

6 November 2015

VODAFONE AND GLOBACOM LIMITED ANNOUNCE PARTNERSHIP AGREEMENT

Vodafone and Globacom Limited today jointly announced a new, non-equity partnership agreement that covers Nigeria and the Republic of Benin.

Under the Partner Market agreement, Vodafone and Globacom will work together to boost significantly the experience for consumer and business customers, utilising a wide range of their world-beating mobile, voice and data products and unrivalled global experience.

Vodafone Partner Markets Chief Executive Stefano Gastaut said: “We are delighted to welcome Globacom to the Vodafone Partner Markets community which now spans 57 countries across six continents.  This strategic partnership with Globacom for Nigeria and the Republic of Benin will help deliver enhanced roaming benefits for Globacom’s consumer and multinational corporate customers, including countries where we have an ultra-fast 4G network. Vodafone will gain from Globacom’s expertise and deep understanding of African markets.”

Globacom’s Executive Director for Special Projects, Mr. Mike Jituboh said: “This partnership is unique and far-reaching, giving corporate and individual subscribers on the Globacom network in Nigeria and the Republic of Benin an edge, particularly in voice and data services.  The partnership is in line with Globacom’s tradition of partnering with global leaders to avail consumers of the best telecommunications services.”

- ends -

For further information

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 30 June 2015, Vodafone had 449 million mobile customers and 12 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 37 companies in 57 countries.

About Globacom

Globacom is Africa’s most admired brand with a commitment to build the best telecommunication network in the continent. Since inception in 2003, the company has been committed to revolutionary and innovative services. It was the first telecommunication network to introduce the Per Second Billing Service, Mobile Internet, Blackberry, 3G and numerous other cutting edge products and services in Nigeria, clearly the biggest economy in Africa. One of its major accomplishments is its international submarine cable, Glo 1, which connects Africa to Europe and the United States of America.  Glo 1 has provided the much needed Internet bandwidth in Africa. The company has over 40 million subscribers in Nigeria, Ghana and Benin Republic.

For further information visit: www.gloworld.com.

16 November 2015

MASTERCARD CARDHOLDERS CAN NOW USE VODAFONE WALLET TO PAY CONTACTLESSLY

Vodafone Wallet users will be able to pay for goods and services contactlessly using their MasterCard cards, with the service scheduled to launch to consumers in European markets within weeks.  Contactless card payments using Vodafone Wallet require a Vodafone NFC SIM and are supported on more than 60 Android smartphones.

Customers can simply:

•     Activate the service by inputting their MasterCard card number into the Vodafone Wallet, where it is protected by the SIM and MasterCard SecureCode®;

•     Pay by tapping the smartphone on a contactless point-of-sale terminal; and

•     Check their balance and transactions using the app on the smartphone.

Payments are automatically charged to the selected cards, which are protected with a user-defined 4-digit PIN for higher value payments.

Mark Ritzmann, Head of mCommerce at Vodafone Group said: “We are delighted to enable MasterCard cards to be used contactlessly with Vodafone Wallet.  Following our announcement earlier in 2015, MasterCard customers will also be able to add their cards and pay within minutes using our fast, secure and simple contactless payment system when it rolls out in the coming weeks.”

David Dechamps, Head of Emerging Payments Europe at MasterCard said: “MasterCard’s priority is to provide everyone with more options to pay with their mobile phone, securely and conveniently.  With their MasterCard cards enabled in the Vodafone Wallet, consumers will be able to pay in a contactless manner at more than 3 million retail locations around the world.”

Vodafone Wallet is currently available in Germany, Spain, the UK, Italy, The Netherlands and Hungary.  Customers can already add loyalty cards into the Vodafone Wallet and since 2013 have used Vodafone SmartPass to pay for goods and services.  This evolution of the Vodafone Wallet is part of the Vodafone mCommerce strategy designed to provide a mobile alternative to coins, banknotes and plastic cards.

- ends -

Notes for editors

Photos of the Vodafone Wallet can be downloaded from: https://flic.kr/s/aHskkAbAWp

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 30 September 2015, Vodafone had 454 million mobile customers and 12.5 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About MasterCard

MasterCard (NYSE: MA), www.mastercard.com, is a technology company in the global payments industry. We operate the world’s fastest payments processing network, connecting consumers, financial institutions, merchants, governments and businesses in more than 210 countries and territories. MasterCard’s products and solutions make everyday commerce activities - such as shopping, traveling, running a business and managing finances - easier, more secure and more efficient for everyone. Follow us on Twitter @MasterCardNews, join the discussion on the Beyond the Transaction Blog and subscribe for the latest news.

RNS: 1928E

2 NOVEMBER 2015

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 October 2015:

Vodafone’s issued share capital consists of 28,813,357,598 ordinary shares of US$0.20 20/21 of which 2,260,559,639 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,552,797,959.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS: 4137F

11 NOVEMBER 2015

RNS PUBLICATION FORM

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary prospectus dated 11 November 2015 (the “Supplementary Prospectus”) prepared in connection with the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Supplementary Prospectus, please paste the following URL into the address bar of your browser.

Supplementary Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/4137F_-2015-11-11.pdf

Press Release in respect of the six months ended 30 September 2015 of Vodafone Group Plc

http://www.vodafone.com/content/dam/vodafone/investors/financial_results_feeds/half_year_30september2015/dl_halfyear2015.pdf

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Supplementary Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

RNS: 7123F

13 NOVEMBER 2015

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 12 November 2015 that on 11 November 2015 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 224.75p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares

Nick Jeffery	110

Matthew Kirk	110

Ronald Schellekens	110

END

RNS: 8835F

16 NOVEMBER 2015

Publication of Final Terms

The following Final Terms have been filed with the UK Listing Authority and are available for viewing:

Final Terms dated 16 November 2015 (the “Final Terms”) relating to €750,000,000 0.875 per cent. Notes due 17 November 2020 (the “Notes”) issued pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Final Terms please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8835F_-2015-11-16.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the applicable Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

RNS: 9031F

16 NOVEMBER 2015

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors, persons discharging managerial responsibilities (“PDMRs”) of the Company and their connected persons:

	Number of ordinary share of US$0.20 20/21 in the capital of Vodafone Group Plc
	Award of shares
Hannes Ametsreiter(1)	1,022,928
Hannes Ametsreiter(2)	159,895
	Acquisition of shares
Hannes Ametsreiter(3)	212,883
	A	B	C
	Vesting of long term incentive award (4)	No. of vested shares sold (5)	No. of shares transferred (6)
Antonio Coimbra	56,708	26,111	30,597

Also, the Company gives notice that it was advised by Computershare Plan Managers on 16 November 2015 that Matthew Kirk acquired 6,233 ordinary shares of US$0.20 20/21 in the Company on 16 November 2015, at the price of 144.37 pence per share in connection with the 2012 3 year Sharesave plan.

Furthermore, the Company gives notice that an award over 1,421,538 shares granted in accordance with the Vodafone Global Incentive Plan to Philipp Humm on 14 November 2012 lapsed on 16 November 2015

(1) Conditional awards of shares were granted on 13 November 2015 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance condition is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance. The free cash flow performance is based on a three year cumulative adjusted free cash flow figure. The target adjusted free cash flow level is set by reference to the Company’s three year plan and market expectations; 100% of the award will vest for target performance, rising to 125% vesting for maximum performance. The multiplier is based on the TSR of the Company over the three year performance period 1 April 2015 to 31 March 2018 relative to a peer group of seven companies within the Telecoms sector. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 250%: for maximum free cash flow performance (125%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see page 90 of the Company’s 2015 Annual Report, available at www.vodafone.com/investor.

(2) An additional conditional award of shares was granted on 13 November 2015 by the Company.  The award was granted in accordance with the rules of the Vodafone Global Incentive Plan, will vest in two years from grant and is conditional on continued employment with the Vodafone Group.

(3) An interest in Ordinary Shares of US$0.20 20/21 each was acquired in the Company, at the price of 220.15 pence per share on 16 November 2015.  These shares will be held for the purpose of co-investment.

(4) This share award which was granted on 14 November 2012 has vested.  The award was granted in accordance with the rules of the Vodafone Global Incentive Plan. The award was based on continued employment over the vesting period and vested entirely.

(5) The figure in column B is the number of shares of those listed in column A that the Company has been advised by UBS (London) (“UBS”) were sold on behalf of the PDMR on 16 November 2015, inter alia, to satisfy the tax liabilities arising on the vesting of the awards.  This share sale was made at the price of 219.12 pence per share.

(6) The figure in column C is the number of shares that the Company has been advised by UBS were on 16 November 2015 transferred to the PDMRs in satisfaction of the vesting of the award disclosed in column A, after deduction of shares sold as disclosed in column B.

The Company was notified of these changes on 16 November 2015.

RNS: 4555G

20 NOVEMBER 2015

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 19 November 2015 (the “Final Terms”) relating to US Dollar 186,000,000 5.35 per cent. Notes due 2045 (the “Notes”) to be issued pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Final Terms please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4555G_-2015-11-20.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the applicable Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

RNS: 6731G

23 NOVEMBER 2015

Publication of Final Terms

The following Final Terms have been filed with the UK Listing Authority and are available for viewing:

Final Terms dated 23 November 2015 (the “Final Terms”) relating to NOK 850,000,000 3.2150 per cent. Notes due 27 November 2025 (the “Notes”) issued pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Final Terms please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6731G_-2015-11-23.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the applicable Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

2 December 2015

Vodafone and Swisscom extend strategic partnership agreement

Vodafone and Swisscom have agreed to extend their strategic partner market agreement by a further four years, which will extend their close collaboration to more than a decade.

Swisscom’s customers will continue to enjoy enhanced roaming benefits, including high-speed data in locations where Vodafone operates a 4G network. Vodafone’s consumer and Enterprise customers will be able to roam onto Swisscom’s network when visiting Switzerland.

Under the renewal, which takes effect from the beginning of 2016, Swisscom’s customers will continue to benefit from Vodafone’s mobile, voice and data products and unrivalled global reach. The combined footprint of Swisscom and Vodafone allows corporate customers to connect confidently across more than 80 markets. Swisscom will also draw on Vodafone’s scale to deliver procurement efficiencies, including the purchasing of network infrastructure, IT equipment and handsets.

Vodafone Partner Markets Chief Executive Stefano Gastaut, said: “We are delighted to renew our longstanding Partner Market agreement with Swisscom, building towards a decade of successful collaboration.”

“Thanks to our partnership with Vodafone, we can offer our customers a seamless communication experience with a strong global reach,” said Christian Petit, Head of Swisscom Enterprise Customers.

For further information:

Vodafone Group

Media Relations

www.vodafone.com/media/contact

Investor Relations

Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 30 September 2015, Vodafone had 454 million mobile customers and 12.5 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.   Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 37 companies in 57 countries.

About Swisscom

Swisscom is the leading telecommunications provider in Switzerland, headquartered in Ittigen, near the Swiss capital of Berne. In the first three quarters of 2015, Swisscom’s net revenue increased by CHF 22 million or 0.3% year-on-year to CHF 8,651 million. Swisscom has more than 21,000 employees and is one of the most sustainable companies in Switzerland and in Europe. For more information, please visit: www.swisscom.com.

2 December 2015

VODAFONE GROUP EXPANDS GIGABIT FIBRE-TO-THE-HOME NETWORKS ACROSS EUROPE

•     Vodafone Ireland launches first 1 gigabit fibre service this week

•     Vodafone Portugal announces fibre expansion to reach 2.75 million homes

Vodafone Group today announced the commencement of 1 gigabit ultrafast fibre broadband services in Ireland as part of SIRO, Vodafone Ireland and ESB’s €450 million joint venture to roll out a 100% fibre-to-the-home (FTTH) network to small towns (with upwards of 4,000 houses) across Ireland by the end of 2018.1

Carrigaline in Country Cork is the first of 51 Irish towns to receive access to the SIRO network, enabling homes and businesses to experience ultrafast broadband speeds on a par with those in advanced industrial economies in Asia.2 With recent data showing that less than 50% of all fixed broadband subscriptions in Ireland provide speeds of 30 megabits or more,3 SIRO’s speeds of up to 1 gigabit (1000 megabits) per second are set to revolutionise the online experience of 500,000 homes and businesses in small towns across Ireland.  Ireland is the first country in Europe to utilise electricity infrastructure to deploy end-to-end fibre directly to the premises on a nationwide basis.4

Vodafone Group also today announced a €125 million expansion of its FTTH network in Portugal, offering speeds of up to 1 gigabit per second to 2.75 million homes and businesses across the country by the end of 2016.5 To date, Vodafone has connected 2.2 million Portuguese homes and businesses to ultrafast fibre networks, expanding choice for customers and helping to establish Portugal as one of Europe’s leading FTTH countries.6

These investments complement other Vodafone fibre investment programmes and plans across a number of the Group’s southern European markets. Vodafone is also:

•                 building a new gigabit FTTH network in Spain serving more than two million homes and businesses through a co-investment agreement with Orange; 7 and

•                 in discussions with Italian electricity company Enel which has announced plans to create a new infrastructure company to build a national FTTH network open to all operators across Italy.8

Vodafone Group Public Policy Director Markus Reinisch said: “The successful economies of the future will be gigabit societies with ultrafast fibre-optic connections available everywhere. Vodafone is playing its part in realising that objective:  we have demonstrated that we invest in fibre-to-the-home when conditions allow us to do so, working together with other forward-looking companies to build the ultrafast digital infrastructure that Europe needs.”

Notes to editor:

1. www.vodafone.ie/aboutus/media/press/show/BAU026616.shtml

2. www.stateoftheinternet.com/downloads/pdfs/Q2-2015-SOTI-Connectivity-Executive-Summary.pdf

3. www.comreg.ie/_fileupload/publications/ComReg1549.pdf page 35

4. www.vodafone.com/content/index/about/policy/news/public-policy-news-releases/2014/esb-vodafone-ireland.html

5. http://press.vodafone.pt/en/2015/11/25/vodafone-announces-expansion-of-its-fibre-network-to-2-75-million-homes-and-businesses/

6. http://ec.europa.eu/digital-agenda/en/news/study-broadband-coverage-europe-2014 page 158

7. www.vodafone.com/content/index/about/policy/news/public-policy-news-releases/2014/vodafone-spain-orange-spain-fibre-sharing-agreement.html

8. www.enel.com/en-gb/Documents/Presentations/2015_05/CapitalMarketsDay_Final.pdf slide 17

For further information:

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	www.vodafone.com/media/contact

About Vodafone Ireland

Vodafone is Ireland’s leading total communications provider with more than 2 million mobile customers and 225,000 fixed broadband customers. It provides a total range of communications solutions including voice, messaging, data and fixed communications to consumers and to small, medium and large businesses. Since 2011, Vodafone Ireland has expanded its enterprise division, offering integrated next-generation fixed and mobile solutions in addition to cloud-based platforms, machine to machine services and professional ICT support.

About Vodafone Portugal

Vodafone Portugal is a full telecommunications operator offering mobile, fixed, internet and advanced television services to its customers. It has more than 4.9 million mobile customers, 386,000 fixed broadband customers and a leadership position in terms of innovation, brand image and customer satisfaction in Portugal.

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 30 September 2015, Vodafone had 454 million mobile customers and 12.5 million fixed broadband customers. For more information, please visit: www.vodafone.com

7 December 2015

VODAFONE LAUNCHES M-PESA IN GHANA

Vodafone today extended M-Pesa to Ghana, the 11th Vodafone market across Africa, Asia and Europe to benefit from the world’s leading mobile money transfer service.

The launch of the service, operating in Ghana under the ‘Vodafone Cash’ brand, follows a successful pilot launched in August 2015.  Around 15 million people — approximately 64% of the population of Ghana — do not have bank accounts.  As in other markets, M-Pesa now offers Ghanaians an efficient way to transfer money safely, securely and conveniently, at home, at work and on the move.

Vodafone Director of Mobile Money Michael Joseph said: “Vodafone Cash extends the revolution of mobile money to Ghana, liberating our customers from the risks associated with carrying cash at all times.   The strong demand for the service following the pilot launched in August shows that Ghanaians greatly value the freedom, peace of mind, security and convenience that M-Pesa offers.”

M-Pesa has continued to see strong, accelerated growth in East Africa during 2015, most notably in Kenya and Tanzania.

•                 Worldwide M-Pesa usage has increased 27% year-on-year to reach 23.4 million active customers across Vodafone Group by 30 September 2015.

•                 M-Pesa customers are served by more than 240,000 agents.

•                 More than 2 billion individual M-Pesa transactions were carried out in the six months to September 2015, up 26% compared to the same period last year.

•                 There are around 665,000 active users of M-Pesa in India, where the service was granted approval in principle by the Reserve Bank of India to establish a payments bank.

•                 Vodafone Albania launched M-Pesa in May 2015, the second Vodafone market in Europe to offer the service.

•                 International money transfers between M-Pesa customers in Kenya and Tanzania were launched in April 2015.

•                 M-Pesa and MTN Mobile Money reached agreement to enable direct money transfers between their respective customers in seven countries across East Africa.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Recent images of M-Pesa are available here:  https://flic.kr/s/aHskjxoF1b

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 30 September 2015, Vodafone had 454 million mobile customers and 12.5 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About M-Pesa

The M-Pesa service was launched in March 2007 by Safaricom Limited in Kenya.  It enables millions of people who have access to a mobile phone, but do not have access to a bank account, to send and receive money, top-up airtime, make bill payments and enjoy a range of other services.

M-Pesa had approximately 23.4 million active customers as at 30 September 2015 and approximately 244,000 agents worldwide.  It is available in 11 markets:  Kenya, Tanzania, South Africa, Democratic Republic of Congo, India, Mozambique, Egypt, Lesotho, Ghana, Albania and Romania.

10 December 2015

VODAFONE NETHERLANDS SUES KPN FOR ANTI-COMPETITIVE BEHAVIOUR

• Vodafone estimates preliminary damages of €115 million •

Vodafone Group today announced that Vodafone Netherlands has commenced legal action against the incumbent telecoms operator in the Netherlands, KPN, alleging anti-competitive behaviour in the Dutch convergent communications market to the detriment of competition and consumer choice.

Vodafone Netherlands’ legal action states that KPN delayed by three years the nationwide introduction of Vodafone’s competing TV, fixed-line broadband and fixed-line telephone proposition, Vodafone Thuis, by failing repeatedly to meet its commitments to deliver the technology needed. The former state telecoms monopoly KPN owns and operates the Netherlands’ only nationwide telephone network — using copper lines to connect households and businesses across the country — as well as the country’s largest fibre-optic network. Other operators without the benefits of this nationwide fixed-line infrastructure must rely on KPN’s network in order to compete. The delays resulted in Vodafone Netherlands being unable to compete effectively with KPN (and cable providers) in the Dutch telecoms market until 2014.

Although KPN did not deliver the services agreed to Vodafone Netherlands, KPN was able to launch a comparable ‘all-in-one’ package under its own brand and that of its subsidiary, Telfort, thereby preventing Vodafone Netherlands from gaining a significant market share in a crucial period when more than 100,000 households per quarter chose to move to ‘all-in-one’ propositions.1 KPN’s refusal to supply Vodafone Netherlands qualifies as abuse of a dominant market position and resulted in an estimated €115 million in damages for Vodafone Netherlands.

The Chief Executive of Vodafone Netherlands Rob Shuter said: “Markets cannot function without effective competition. Our challenge is that Vodafone relies on its biggest competitor — the incumbent operator — as a supplier in order to provide Dutch consumers with a competitive choice. KPN has repeatedly failed to deliver on its commitments and has instead seriously abused its dominant position. This is bad for consumers, bad for the development of the Dutch telecoms markets and bad for competition. We hope that taking this legal action will help to rectify the harm caused by KPN’s actions and alter its future behaviour.”

Vodafone Netherlands’ legal action against KPN is in line with similar legal actions by Vodafone and regulatory authorities in other European markets where incumbent operators have abused or are suspected of abusing their dominant positions.

•                 In December 2015, Vodafone Ireland, SKY, BT and Magnet entered into a formal dispute with Eir (formerly Eircom) over its repair times on the broadband and fixed-line telephone network.2 In addition, the Irish telecoms regulator announced a review of Eir’s regulatory governance model.3

•                 In November 2015, the UK telecoms regulator announced the widening of its investigation into BT Openreach for its use of loopholes to avoid penalties for the late installation of fibre-optic cables for business customers. 4

•                 In October 2015, Spain’s national competition authority fined Telefonica €5 million for failing to comply with regulations governing the renting of broadband connections to its competitors for more than four years. 5

•                 In May 2015, the Italian Council of State dismissed Telecom Italia’s appeal against the €104 million fine imposed on it in 2013 by the national competition authority for abuse of its dominant position.6 Vodafone Italy and Fastweb both launched civil actions following the national competition authority’s ruling.

•                 In March 2015, Vodafone Czech Republic launched a €14 million legal action against O2 Czech Republic for abuse of its dominant position. 7

•                 In October 2014, the European Commission fined Slovak Telekom and its parent company Deutsche Telekom €39 million for abusive conduct in the Slovak broadband market. Deutsche Telekom received an additional fine of €31 million as a repeat offender.8

Vodafone Netherlands has lodged its claim with the court of justice in The Hague and asks initially for the court to confirm the unlawful behaviour of KPN.

- ends -

Notes to editor:

1.             Telecompaper Dutch Fixed Telephony reports 2011-2014

2.             Submission to ComReg of dispute relating to Eircom and ComReg acceptance of request for the resolution of a dispute with Eircom

3.             ComReg announcement of review of Eir’s regulatory governance model

4.             Ofcom update on dispute between Vodafone and BT

5.             CNMC announcement of €5 million fine of Telefonica

6.             AGCM announcement of €104 million fine of Telecom Italia

7.             Vodafone Czech Republic announcement of legal action against O2 Czech Republic

8.             European Commission announcement of fine of Slovak Telekom and Deutsche Telekom

For further information:

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	www.vodafone.com/media/contact

About Vodafone Netherlands

As of 30 September 2015, Vodafone Netherlands had 5.1 million mobile customers and 73,000 fixed broadband customers. For more information, please visit: www.vodafone.nl

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 30 September 2015, Vodafone had 454 million mobile customers and 12.5 million fixed broadband customers. For more information, please visit: www.vodafone.com

RNS: 6039H

01 DECEMBER 2015

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 November 2015:

Vodafone’s issued share capital consists of 28,813,387,198 ordinary shares of US$0.20 20/21 of which 2,258,996,400 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,554,390,798.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS: 9372I

14 DECEMBER 2015

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS
DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 11 December 2015 that on 10 December 2015 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 213.85p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	118
Matthew Kirk	118
Ronald Schellekens	118

END

RNS: 7619J

21 DECEMBER 2015

VODAFONE GROUP PLC

(“the Company”)

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 (2), the Company announces that, Renee James, a director of the Company, has been appointed to the board of directors of Oracle Corporation (NYSE: ORCL) as an Independent Director with effect from 16 December 2015.

Further, Renee James has also been appointed to the board of directors of Citigroup Inc. (NYSE: C) as an Independent Director with effect from 15 January 2016.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 21, 2016	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary